UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-35942

LightInTheBox Holding Co., Ltd.

51 Tai Seng Avenue
#05-02B/C, Pixel Red
Singapore (533941)

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F                      ☐ Form 40-F

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release - LightInTheBox to Hold Annual General Meeting on September 28, 2023

99.2	Notice of Annual General Meeting

99.3	Form of Proxy for the Annual General Meeting

99.4	Form of Voting Card for ADS Holders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LightInTheBox Holding Co., Ltd.

By	:	/s/ Jian He
Name	:	Jian He
Title	:	Chairman and Chief Executive Officer

Date: August 17, 2023